Exhibit 4.5.1

Schedule to Exhibit 4.6 -Form of Warrant Dated July 16, 2021

BIT MINING LIMITED

Name of Warrant Holders	Warrant Shares	Warrant ADSs	Warrant Block
Alto Opportunity Master Fund, SPC - Segregated Master Portfolio B	8,800,000	880,000	4.99%

Armistice Capital Master Fund Ltd.	8,800,000	880,000	9.99%

Bigger Capital Fund LP	4,400,000	440,000	4.99%

District 2 Capital Fund LP	4,400,000	440,000	4.99%

Ancient Ark Century Limited	18,000,000	1,800,000	4.99%

Anson East Master Fund LP	2,200,000	220,000	4.99%

Anson Investments Master Fund LP	6,600,000	660,000	4.99%

Sabby Volatility Warrant Master Fund, Ltd.	20,000,000	2,000,000	4.99%

Vine Grass Garden Limited	18,000,000	1,800,000	4.99%

Hudson Bay Master Fund Ltd.	8,800,000	880,000	9.99%

Craig Schwabe	163,350	16,335	4.99%

Charles Worthman	48,400	4,840	4.99%

Michael Vasinkevich	3,103,650	310,365	4.99%

Noam Rubinstein	1,524,600	152,460	4.99%

Total	104,840,000	10,484,000